UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JANUARY 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  January 25, 2006                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    JANUARY 25, 2006

                     TUMI RESOURCES STAKES THE LOVASENS AND
             SKALBO SILVER PROPERTIES, BERGSLAGEN DISTRICT, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to announce the acquisition of the Lovasens (185 hectares) and Skalbo (121 hectares) properties located in the Bergslagen District of Sweden.

The Bergslagen district lies immediately to the north-west of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The district is underlain by volcanics and sediments which are more than 2 billion years old. The region has undergone several phases of folding and has been intruded by at least two generations of granitoids. Bergslagen is a highly mineralized district and one of the most important ore districts in Sweden, containing deposits of iron, manganese, base-metal and silver sulphides.

The historic Lovasens mines consist of at least eleven workings that were mined between 1630 and 1954 when they were abandoned and flooded. Between 1630 and 1878 they produced 806 tonnes of lead and 83,000 ozs of silver. Production records indicate that in 1613 and 1620, a total of 287 tons and 205 tons of ore averaged 9.3% and 12.7% lead and 232 g/t and 252 g/t silver, respectively. Between 1915 and 1919 about 12,300 tons of rock were mined from the Prince Carls mine, containing 431 tons of lead ore grading from 20% to 37% lead and 1,680 tons of zinc ore grading 40.5% to 46.6% zinc.

The ore is hosted by a limestone formation that has been altered to a silicate skarn. The skarn is divided into five sub-groups of which the most important one is svartmalm, or "black ore" consisting of abundant magnetite and calc-silicate skarn minerals (garnet, diopside, tremolite, epidote, hornblende.) Galena and sphalerite are disseminated throughout this unit which is enveloped by potassium-rich rhyolitic volcanics. The ore minerals are argentiferous galena, sphalerite and minor chalcopyrite, magnetite and arsenopyrite.

The Lovasens mines are underlain by airborne magnetic anomalies. A similar magnetic feature occurs 2 kms west of Lovasens; the Company has staked this area, called the Skalbo property.

The Company intends to obtain the historical records for the Lovasens and Skalbo properties for detailed study and believes the area has excellent potential for discovering new silver occurrences.


On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
--------------------------------              website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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